November 29, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Joanna Lam

Raj Rajan

Michael Purcell

Kevin Dougherty

Re:	Decent Holding Inc.

Amendment No. 1 to Registration Statement on Form F-1 Filed November 12, 2024

File No. 333-282509

Response to the Staff’s Comments Dated November 25, 2024

Dear Ms. Lam, Mr. Rajan, Mr. Purcell, and Mr. Dougherty:

This letter is in response to the letter dated November 25, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). An amended registration statement on Form F-1 (the “Amended Form F-1”), which has been revised to reflect the Staff’s comments as well as certain other updates, is being filed to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Amended Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Form F-1.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

Risks Related to Our Ordinary Shares and this Offering

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market..., page 52

1.	We note your disclosure that you will seek to have your securities approved for listing on the Nasdaq Capital Market upon the consummation of the Offering, but you cannot guarantee you will be able to meet the initial listing requirements. However, on the Cover Page you provide the offering is contingent upon your listing the ordinary shares on Nasdaq or another national exchange. If correct, please revise your risk factor to detail that if you are unable to meet the initial listing requirements, and do not list on a national exchange, you will be unable to complete this offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor entitled “If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of The Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them” on page 52 to add that if we are unable to meet the initial listing requirements, and do not list on a national exchange, we will be unable to complete this offering.

Our Ordinary Shares are expected to initially trade under $5.00 per share and thus, would be known as a “penny stock”..., page 53

2.	Please revise this risk factor to disclose that you could be considered a penny stock if you are delisted. As it appears that this offering is contingent upon you listing your Ordinary Shares on Nasdaq or another national exchange, you will not be considered a “penny stock” as long as you are listed on a national exchange. See Exchange Act Rule 3a51-1.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the risk factor entitled “Our Ordinary Shares are expected to initially trade under $5.00 per share. In the event that our Ordinary Shares are delisted from Nasdaq, they may be considered penny stocks and thus be subject to the “penny stock” rules. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares” on page 53 to further disclose that if we get delisted due to our inability to meet the applicable listing requirements, we could be considered a penny stock issuer.

Capitalization, page 57

3.	Please revise to exclude cash from the Total Capitalization amounts in Actual and proforma columns or tell us why it is not required.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to exclude cash from the Total Capitalization amounts in Actual and Pro Forma columns.

Index to Consolidated Financial Statements, page F-1

4.	Please revise to include audited financial statements for the year ended October 31, 2024, or tell us why they are not required. Refer to guidance in Item 8.A.4 and Instructions to Item 8.A.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F, as Exhibit 99.9.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer

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